UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.General Identifying Information

1.Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒ Merger

☐ Liquidation

☐ Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.Name of fund: ETF Managers Trust

3.Securities and Exchange Commission File No.: 811-22310

4.Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application    ☐ Amendment

5.Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    350 Springfield Avenue
    Suite #200
    Summit, New Jersey 07901

6.Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

    Matthew Bromberg
    350 Springfield Avenue
    Suite #200, Summit, NJ 07901
    Phone: (908) 897-0525
    Email: Matt@etfmg.com

7.Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

Adviser
Amplify Investments LLC
3333 Warrenville Rd.
Lisle, Illinois 60532
Phone: (630) 487-2530

ETF Managers Group
c/o Exchange Traded Managers Group LLC
350 Springfield Avenue, Suite #200
Summit, NJ 07901
Phone: 908-897-0525

Sub-Advisers
EquBot, Inc.
450 Townsend Street
San Francisco, California 94107
Phone: (650) 451-5497

Sit Fixed Income Advisors II, LLC
3300 IDS Center
80 South 8th Street
Minneapolis, Minnesota 55402
Phone: (612) 332-3223

Administrators and Transfer Agents
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
Phone: (201) 680-3817

U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202
Phone: (414) 287-3974

Ultimus Fund Solutions LLC
80 Arkay Drive, Suite 110
Hauppauge, NY 11788
Phone: (631) 470-2635

Principal Underwriters
ETFMG Financial LLC
c/o Exchange Traded Managers Group LLC
350 Springfield Avenue, Suite #200
Summit, NJ 07901
Phone: (908) 897-0525

Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, Maine 04101
Phone: (207) 553-7110

Custodians
U.S. Bank National Association
Custody Operations
1555 North Rivercenter Drive, Suite 302
Milwaukee, Wisconsin 53212
Phone: (513) 632-2443

Wedbush Securities Inc.
1000 Wilshire Blvd.
Suite 900
Los Angeles, CA 90017

Phone: (213) 688-8000

8.Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.Subclassification if the fund is a management company (check only one):

☒ Open-end    ☐ Closed-end

10.State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser
ETF Managers Group
350 Springfield Avenue
Suite #200
Summit, NJ 07901

Sub-Advisers
EquBot, Inc.
450 Townsend Street
San Francisco, California 94107

Sit Fixed Income Advisors II, LLC
3300 IDS Center
80 South 8th Street
Minneapolis, Minnesota 55402

12.Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ETFMG Financial LLC
350 Springfield Avenue
Suite #200
Summit, NJ 07901

Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, Maine 04101

13.If the fund is a unit investment trust (“UIT”) provide:

(a)Depositor’s name(s) and addressees):

(b)Trustee’s name(s) and address(es):

14.Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐     Yes    ☒ No

    If Yes, for each UIT state:

    Name(s):

    File No.: 811-

    Business Address:

15.(a)    Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes    ☐ No

If Yes, state the date on which the board vote took place: The Board of Trustees of ETF Managers Trust considered the merger at meetings held on July 12, 2023 and July 14, 2023 and approved the merger on July 14, 2023.

If No, explain:

(b)     Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes    ☐ No

If Yes, state the date on which the shareholder vote took place: Shareholder approval of the merger was obtained on a series by series basis across multiple days, including November 21, 2023, December 28, 2023 and January 19, 2024.

If No, explain:

II.Distributions to Shareholders

16.Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes        ☐ No

(a)If Yes, list the date(s) on which the fund made those distributions: January 29, 2024

(b)Were the distributions made on the basis of net assets? ☒ Yes    ☐ No

(c)Were the distributions made pro rata based on share ownership? ☒    Yes    ☐ No

(d)If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)Liquidations only:

Were any distributions to shareholders made in kind? ☐    Yes    ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.Closed-end funds only:

Has the fund issued senior securities? ☐    Yes    ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.Has the fund distributed all of its assets to the fund's shareholders?

☒    Yes    ☐ No

If No,

(a)How many shareholders does the fund have as of the date this form is filed?

(b)Describe the relationship of each remaining shareholder to the fund:

19.Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes    ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.Assets and Liabilities

20.Does the fund have any assets as of the date this form is filed?

(See question 18 above) ☐    Yes    ☒ No

If Yes,

(a)Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)Why has the fund retained the remaining assets?

(c)Will the remaining assets be invested in securities? ☐ Yes    ☐ No

21.Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities? ☐    Yes    ☒ No

If Yes,

(a)Describe the type and amount of each debt or other liability:

(b)How does the fund intend to pay these outstanding debts or other liabilities?

IV.Information About Event(s) Leading to Request For Deregistration

22.(a)    List the expenses incurred in connection with the Merger or Liquidation:

(i)Legal expenses: $1,850,231.70

(ii)Accounting expenses: N/A

(iii)Other expenses (list and identify separately):
•Proxy Solicitation and related printing and fulfillment fees $6,353,336.45
•Investment banking and related fees $1,079,061.70

(iv)Total expenses (sum of lines (i)-(iii) above): $9,282,629.85

(b)How were those expenses allocated? Proxy Solicitation and related printing and fulfillment expeneses in connection with the merger, were allocated 50% to Amplify Investments LLC (the investment adviser to the acquiring funds) and 50% to ETF Managers Group LLC (the investment adviser to the acquired funds). All other expenses were allocated exclusively to ETF Managers Group LLC (the investment adviser to the acquired funds).

(c)Who paid those expenses? The expenses incurred in connection with the merger were paid by Amplify Investments LLC and ETF Managers Group LLC as described above.

(d)How did the fund pay for unamortized expenses (if any)? N/A

23.Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes    ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.Conclusion of Fund Business

24.Is the fund a party to any litigation or administrative proceeding? ☐ Yes        ☒No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes    ☒ No

If Yes, describe the nature and extent of those activities:

VI.Mergers Only

26.    (a)     State the name of the fund surviving the Merger: The following series of ETF Managers Trust (the “acquired funds”) were reorganized into the following series of Amplify ETF Trust (the “acquiring funds”). The acquiring funds listed below are the funds that survived the merger.

Acquired Funds (each a series of ETF Managers Trust)	Acquiring Funds (each a series of Amplify ETF Trust, and the surviving funds)
Wedbush ETFMG Video Game Tech ETF	Amplify Video Game Tech ETF
Wedbush ETFMG Global Cloud Technology ETF	Amplify Global Cloud Technology ETF
ETFMG Prime Cyber Security ETF	Amplify Cybersecurity ETF
ETFMG Prime Mobile Payments ETF	Amplify Mobile Payments ETF
ETFMG Treatments, Testing and Advancements ETF	Amplify Treatments, Testing and Advancements ETF
BlueStar Israel Technology ETF	Amplify BlueStar Israel Technology ETF
ETFMG Alternative Harvest ETF	Amplify Alternative Harvest ETF
ETFMG U.S. Alternative Harvest ETF	Amplify U.S. Alternative Harvest ETF
ETFMG Prime Junior Silver Miners ETF	Amplify Junior Silver Miners ETF
AI Powered Equity ETF	Amplify AI Powered Equity ETF
ETFMG Travel Tech ETF	Amplify Travel Tech ETF
Etho Climate Leadership US ETF	Amplify Etho Climate Leadership U.S. ETF

(b)State the Investment Company Act file number of the fund surviving the Merger: 811-23108

(c)If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: The Agreement and Plan of Reorganization related to the merger was filed with the Commission under file number 333-273457 on multiple occasions, most recently on September 29, 2023 on form type 497 (containing the definitive version of the Form N-14 declared effective by the Commission on September 28, 2023).

(d)If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of ETF Managers Trust, (ii) he is the Secretary of ETF Managers Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Matthew Bromberg
Matthew Bromberg
Secretary
Date: March 5, 2024